Subsidiaries of Tiger Ethanol International Inc.

Name	Jurisdiction of Incorporation	Doing Business As
Xinjiang Yajia Distillate Company Limited (1)	China	Xinjiang Yajia Distillate Company Limited

(1) Tiger Ethanol International Inc. owns 90% of Xinjiang Yajia Distillate Company Limited.